December 2021

Total Assets	97,725.34
Cash & Cash Equivalents	76,999.40
Accounts Receivable	-
Short Term Debt	36,177.68
Long Term Debt	9,000.00
Revenue/ Sales	132,405.73
Cost of Goods Sold	62,911.76
Taxes Paid	-
Net Income	(5,703.04)